- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                   FORM 11-K
                             ---------------------
(MARK ONE)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1994

                                      OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        FOR THE TRANSITION PERIOD FROM __________ TO _________

                      COMMISSION FILE NUMBER 1-6098

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           DANIEL INDUSTRIES, INC.
                        EMPLOYEES' PROFIT SHARING AND
                                 SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           DANIEL INDUSTRIES, INC.
                            9753 PINE LAKE DRIVE
                            HOUSTON, TEXAS 77055

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             DANIEL INDUSTRIES, INC.
                             EMPLOYEES' PROFIT SHARING
                             AND SAVINGS PLAN



Date December 19, 1994       By /s/ Larry G. Irving
                                -----------------------------------------
                                Larry G. Irving
                                Member of the Administrative
                                Committee



Date December 19, 1994       By /s/ Bela Vaczi
                                -----------------------------------------
                                Bela Vaczi
                                Member of the Administrative
                                Committee



Date December 19, 1994       By /s/ Michael R. Yellin
                                -----------------------------------------
                                Michael R. Yellin
                                Member of the Administrative
                                Committee

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Members and
Administrative Committee of
Daniel Industries, Inc.
Employees' Profit Sharing and Savings Plan

In our opinion, the accompanying statements of financial condition with fund information and the related statement of income and changes in plan equity with fund information present fairly, in all material respects, the financial position of Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan at September 30, 1994 and 1993, and the results of its operations and the changes in its plan equity for the year ended September 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of financial condition and statement of income and changes in plan equity is presented for purposes of additional analysis rather than to present the financial condition and results of operations and changes in plan equity of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP

Houston, Texas
December 16, 1994

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        Statement of Financial Condition
                             with Fund Information


                                                                  September 30, 1994
                                    -------------------------------------------------------------------------------------

                                                   Fixed                                      Discretionary
                                     Equity        Income         Cash          Company         Employer
                                     Assets        Assets      Equivalents       Stock        Contribution
                                      Fund          Fund          Fund          Fund (a)         Account        Total
                                   ----------     -------      -----------      ---------     -------------   ----------
                                                                                                Non-Member
                                                      Member Directed                            Directed
                                   ------------------------------------------------------     -------------
ASSETS
- -------

Investments at fair
  market value:

  Daniel Industries, Inc.
    common stock
    (486,590 shares at cost
    of $2,517,319)                  $        -    $        -     $        -     $2,198,606     $ 3,336,356    $ 5,534,962
  Cash equivalents (cost is
    equivalent to fair
    market value)                      278,069        99,159      1,694,725         53,586         499,512      2,625,051
  Fixed income assets (cost
    of $12,607,950)                          -     2,816,954              -              -      10,061,402     12,878,356
  Equity assets (cost of
    $8,804,778)                      2,753,830             -              -              -       7,666,593     10,420,423
                                    ----------    ----------     ----------     ----------     -----------    -----------

Total investments at fair
  market value                       3,031,899     2,916,113      1,694,725      2,252,192      21,563,863     31,458,792

Employee contributions
  receivable                            39,293        37,604         20,958         10,839               -        108,694

Employer contributions
  receivable                                 -             -              -         28,220         758,000        786,220

Receivable for sales of
  securities                            40,879             -              -              -         159,674        200,553

Accrued interest and
  dividends                              2,982        51,039          6,621            153         183,213        244,008
                                    ----------    ----------     ----------     ----------     -----------    -----------

         Total assets               $3,115,053    $3,004,756     $1,722,304     $2,291,404     $22,664,750    $32,798,267
                                    ==========    ==========     ==========     ==========     ===========    ===========

LIABILITIES AND PLAN EQUITY
- ---------------------------

Payable for purchases of
  securities                        $  146,960     $       -     $        -     $    3,552     $   176,585    $   327,097
                                    ----------     ---------     ----------     ----------     -----------    -----------

         Total liabilities             146,960             -              -          3,552         176,585        327,097


Plan equity at close of period       2,968,093     3,004,756      1,722,304      2,287,852      22,488,165     32,471,170
                                    ----------    ----------     ----------     ----------     -----------    -----------

         Total liabilities and
           plan equity              $3,115,053    $3,004,756     $1,722,304     $2,291,404     $22,664,750    $32,798,267
                                    ==========    ==========     ==========     ==========     ===========    ===========


(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed.

    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                        Statement of Financial Condition
                             with Fund Information


                                                                  September 30, 1993
                                    -------------------------------------------------------------------------------------

                                                    Fixed                                    Discretionary
                                      Equity        Income          Cash         Company       Employer
                                      Assets        Assets       Equivalents      Stock      Contribution
                                       Fund          Fund           Fund           Fund(a)      Account         Total
                                    ----------    ----------     -----------     ---------   -------------    -----------
                                                                                               Non-Member
                                                      Member Directed                           Directed
                                    ---------------------------------------------------      -------------
ASSETS
- -------

Investments at fair
  market value:

  Daniel Industries, Inc.
    common stock
    (456,416 shares at cost
    of $2,175,681)                  $        -    $        -     $        -     $2,467,039     $ 4,436,253    $ 6,903,292
  Cash equivalents (cost is
    equivalent to fair
    market value)                       71,192       244,423      1,335,963         13,352         254,879      1,919,809
  Fixed income assets (cost
    of $12,537,176)                          -     2,368,875              -              -      12,327,260     14,696,135
  Equity assets (cost of
    $9,059,536)                      2,846,913             -              -              -       8,297,400     11,144,313
                                    ----------    ----------     ----------     ----------     -----------    -----------

Total investments at fair
  market value                       2,918,105     2,613,298      1,335,963      2,480,391      25,315,792     34,663,549

Employee contributions
  receivable                            37,775        32,843         18,113         12,083               -        100,814

Employer contributions
  receivable                                 -             -              -         21,276         765,000        786,276

Accrued interest and
  dividends                              2,214        41,118          3,430             16         212,050        258,828
                                    ----------    ----------     ----------     ----------     -----------    -----------

         Total assets               $2,958,094    $2,687,259     $1,357,506     $2,513,766     $26,292,842    $35,809,467
                                    ==========    ==========     ==========     ==========     ===========    ===========

         PLAN EQUITY
         -----------

Plan equity at close of period      $2,958,094    $2,687,259     $1,357,506     $2,513,766     $26,292,842    $35,809,467
                                    ==========    ==========     ==========     ==========     ===========    ===========


(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed.


    The accompanying notes are an integral part of the financial statements.

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                 Statement of Income and Changes in Plan Equity
                             with Fund Information


                                                            Year Ended September 30, 1994
                                    -------------------------------------------------------------------------------------

                                                    Fixed                                    Discretionary
                                      Equity        Income          Cash         Company       Employer
                                      Assets        Assets       Equivalents      Stock      Contribution
                                       Fund          Fund           Fund          Fund (a)      Account         Total
                                    ----------    ----------     ----------     -----------    -----------    -----------
                                                                                                Non-Member
                                                     Member Directed                             Directed
                                    -----------------------------------------------------     -----------
Investment income:
  Cash dividends on
    Daniel Industries, Inc.
    common stock                    $        -    $        -     $        -     $   31,776     $    52,796    $    84,572
  Other cash dividends                  28,738             -              -              -          86,160        114,898
  Interest                               5,957       203,861         55,389          2,492         858,896      1,126,595
                                    ----------    ----------     ----------     ----------     -----------    -----------
         Investment income              34,695       203,861         55,389         34,268         997,852      1,326,065

Net realized gain/(loss) on
  sales of investments:
  Daniel Industries, Inc.
    common stock                             -             -              -         (2,962)              -         (2,962)
  Other investments                    159,158           117              -              -         321,104        480,379

Net unrealized depreciation of:
  Daniel Industries, Inc.
    common stock                             -             -              -       (610,071)     (1,099,896)    (1,709,967)
  Other investments                   (183,517)     (377,351)             -              -      (1,796,818)    (2,357,686)
                                    ----------     ---------      ---------      ---------     -----------    -----------
         Total                          10,336      (173,373)        55,389       (578,765)     (1,577,758)    (2,264,171)

Contributions:
  Participating employees              522,658       533,060        264,695        160,666               -      1,481,079
  Participating employers                    -             -              -        388,754         758,000      1,146,754
  Rollover from qualified plan           4,410             -            682          3,184               -          8,276

Member distributions                  (201,952)     (183,705)      (160,746)      (178,913)     (2,984,919)    (3,710,235)

Interfund transfers                   (325,453)      141,515        204,778        (20,840)              -              -

Plan equity at beginning
  of period                          2,958,094     2,687,259      1,357,506      2,513,766      26,292,842     35,809,467
                                    ----------    ----------     ----------     ----------     -----------    -----------

Plan equity at end of period        $2,968,093    $3,004,756     $1,722,304     $2,287,852     $22,488,165    $32,471,170
                                    ==========    ==========     ==========     ==========     ===========    ===========


(a) The portion of this fund which is attributable to Members' Employer Matching Contribution Accounts is not Member directed.


    The accompanying notes are an integral part of the financial statements

                         Notes to Financial Statements
Note 1 - Description of the Plan

         The Daniel Industries, Inc. Employees' Profit Sharing and Retirement Plan (the "Profit Sharing Plan") was initially established effective September 30, 1953. The Daniel Industries, Inc. Employees' Savings Plan (the "Savings Plan") was initially established effective October 1, 1982, as a stock purchase plan and was amended to become a pre-tax savings plan effective April 1, 1984. Effective October 1, 1991, the Profit Sharing Plan was merged into the Savings Plan. The Savings Plan was thereafter called the Daniel Industries, Inc. Employees' Profit Sharing and Savings Plan (the "Plan") and has been amended from time to time to reflect certain changes in the Internal Revenue Code, as amended (the "Code").

         The following description provides only general information relating to the Plan and is qualified by the terms of the Plan. Capitalized terms which are not otherwise defined herein are defined in the Plan. Members should refer to the Summary Plan Description or the Plan document for a more complete explanation of the Plan's provisions. The Plan document is controlling at all times.

         Participation

         The Plan is a defined contribution plan in which each employee of Daniel Industries, Inc. (the "Company"), Daniel Flow Products, Inc., Daniel En-Fab Systems, Inc., Daniel Industrial, Inc., and Daniel Valve Company (together with the Company, the "Employers") is initially eligible to participate on the Entry Date (October 1, the first day of the Plan Year) coincident with or next following the date such employee was first employed by an Employer.

         Contributions

         The Plan provides for Discretionary Employer Contributions in such amount, if any, that shall be determined by the Employers. These contributions are allocated among each Employer's Active Members in the proportion which the Considered Compensation of each Member bears to the total Considered Compensation of all Members of that Employer. A summary of Discretionary Employer Contributions for the Plan Year ended September 30, 1994 is as follows:

                                        Discretionary Employer
                                      Contributions for Plan Year
          Employer                     Ended September 30, 1994
- -----------------------------         --------------------------
Daniel Industries, Inc. and
  Daniel Flow Products, Inc.                   $584,000
Daniel Industrial, Inc.                          20,000
Daniel En-Fab Systems, Inc.                      54,000
Daniel Valve Company                            100,000
                                               --------
                                               $758,000
                                               ========

         Further, an eligible employee may choose, by completing and returning to the Administrative Committee of the Plan (the "Administrative Committee") a Salary Deferral Agreement, to authorize his Employer to reduce his Considered Compensation by a certain amount and to contribute on his behalf such amount to
a trust (the "Trust") created under the Plan.  The maximum   reduction in
compensation that an employee participating in the Plan may elect for contribution to the Plan is determined by the Administrative Committee; the nontaxable portion of each employee's annual salary deferral contribution is limited to the maximum amount permitted by the Secretary of the Treasury ($9,240 for the 1994 calendar year). In addition, such contributions by eligible employees who are "highly compensated employees" (within the meaning of Section 414(q) of the Code) are subject to nondiscrimination limitations that are affected by contributions made by all other eligible employees.

         Each Employer makes contributions ("Salary Deferral Contributions") for each Member employed by such Employer in amounts equal to the amount by which each such Member's Considered Compensation was reduced pursuant to his Salary Deferral Agreement. In addition, each Employer is required to make a matching contribution (an "Employer Matching Contribution") for each Member employed by such Employer. Effective October 1, 1993, the Plan was amended to change the Employer Matching Contribution to the lesser of 1.5% of a Member's Considered Compensation or 50% of the Member's Salary Deferral Contributions. Prior to that date, the Employer Matching Contribution was the lesser of 1.5% of a Member's Considered Compensation or 25% of the Member's Salary Deferral Contributions. Under certain circumstances, a Member may make additional Rollover Contributions and Voluntary Employee Contributions to the Trust.

         Salary Deferral Contributions, Employer Matching Contributions and Discretionary Employer Contributions made on behalf of each Member are credited to the Member's Salary Deferral Contribution Account, Employer Matching Contribution Account and Discretionary Employer Contribution Account, respectively. Each of such Accounts reflects the contributions, and the appreciation or depreciation in the value of the Trust Fund, allocated to such Account. A Member's Discretionary Employer Contribution Account, Salary Deferral Contribution Account, Employer Matching Contribution Account, Rollover Contribution Account and Voluntary Employee Contribution Account are referred to collectively as a Member's Accounts.

         A summary of Members' Salary Deferral Contributions and a summary of Employer Matching Contributions for the Plan Year ended September 30, 1994, are as follows:

                                  Members' Salary Deferral
                              Contributions for Plan Year Ended
                                      September 30, 1994
                              ----------------------------------
          Employer
- ---------------------------
Daniel Industries, Inc.                   $  166,501
Daniel Flow Products, Inc.                   793,336
Daniel Industrial, Inc.                      103,571
Daniel En-Fab Systems, Inc.                   88,999
Daniel Valve Company                         328,672
                                          ----------
                                          $1,481,079
                                          ==========


                                      Employer Matching
                              Contributions for Plan Year Ended
                                      September 30, 1994
                              -----------------------------------
          Employer
- ---------------------------
Daniel Industries, Inc.                   $   43,952
Daniel Flow Products, Inc.                   203,506
Daniel Industrial, Inc.                       31,061
Daniel En-Fab Systems, Inc.                   19,038
Daniel Valve Company                          91,197
                                          ----------
                                          $  388,754
                                          ==========

         Investments

         The Plan provides for assets that are held by the Plan as a result of Discretionary Employer Contributions and Voluntary Employee Contributions to be invested and reinvested in investments specified in the Plan document. The Plan further provides that assets held by the Plan as a result of Salary Deferral Contributions and Rollover Contributions shall be invested and reinvested in one or more of four investment funds: Equity Assets Fund, Fixed Income Assets Fund, Cash Equivalents Fund and Company Stock Fund. These funds are limited to certain categories of investments specified in the Plan document. The assets in each of these four funds may be held temporarily in cash or cash equivalents. Earnings from investments for each quarter are allocated among the Members' accounts in the proportion which the balance of each Member in each account at the beginning of the quarter bears to the total of all Members' balances in each such account at the beginning of the quarter.

        All amounts allocated to a Member's Employer Matching Contribution Account are invested in the Company Stock Fund. Each Member is required to designate the percentage of his share of Salary Deferral Contributions and Rollover Contributions to be invested in each fund. The percentage to be invested in any fund must be 0%, 25%, 50%, 75% or 100%. A Member has the right to change the percentage of his share of Salary Deferral Contributions to be invested in a particular fund once during any calendar quarter. In addition, a Member has the right to change the percentage of the then present interest in his Salary Deferral Contribution Account and his Rollover Contribution Account that is invested in the respective funds once during any calendar quarter. These rights may be exercised by notifying the Administrative Committee in writing, but need not be exercised simultaneously.

Any such change is effective on the first day of the calendar quarter to occur not less than 15 days following receipt of appropriate written instructions by the Administrative Committee.

         As Employer Matching Contributions are allocated to the Company Stock Fund, all Members become participants in such fund. Members may participate in all four funds simultaneously.

         Vesting

         A Member is always 100% vested in all of his Accounts except his Discretionary Employer Contribution Account. For all Members with an employment date which occurred on or before September 30, 1989, the balance in the Discretionary Employer Contribution Account vests with each of the Members in 10% annual increments beginning with such Member's first employment anniversary date and continuing through the fourth employment anniversary date and in 20% annual increments beginning with such Member's fifth employment anniversary date. For all Members with an employment date occurring after September 30, 1989, the balance in the Discretionary Employer Contribution Account vests with each of those Members in 20% annual increments beginning with such Member's third employment anniversary date. Accordingly, in both those cases, Members are fully vested at the end of seven years. A Member's interest in the Discretionary Employer Contribution Account also becomes fully vested upon retirement or upon death or Separation on account of Total and Permanent Disability. Non-vested amounts are forfeited upon termination of employment and are used to restore any accounts required to be restored. Any excess forfeited balances at the end of the Plan Year are allocated to remaining Members on the same basis used to allocate Discretionary Employer Contributions of the Employers as described above.

         Distributions and Withdrawal

         Upon the death, Total and Permanent Disability, or retirement of a Member, or his termination of employment with his Employer, such Member or his validly designated Beneficiary is entitled to the vested interest of the amount in the Member's Accounts as of the end of the calendar quarter immediately following the date of such Member's death, or other Separation.

         Each Member who has completed five years of Vesting Service and who has given written notice to the Administrative Committee may withdraw, as of the end of the calendar quarter next following such notice, a specified amount of his Discretionary Employer Contribution Account, but not in excess of 25% of his vested interest in such account. The number of such withdrawals available to a Member is limited to one, prior to his completion of ten years of Vesting Service, and one subsequent to his completion of ten years of Vesting Service.

         A Member who is suffering a qualifying financial hardship may file a written request with the Administrative Committee to withdraw from his Salary Deferral Contribution Account, Employer Matching Contribution Account and Rollover Contribution Account an amount necessary to ease his hardship. However, a Member is not entitled to make a financial hardship withdrawal of any earnings credited to the Member's Salary Deferral Contribution Account or of any Employer Matching Contributions or earnings credited to the Member's Employer Matching Contribution Account after December 31, 1988.

         Effective October 1, 1993, the Plan was amended to allow a Member who has reached age 55 and has completed 25 years of service to make one withdrawal of an amount not in excess of the total balance in his Accounts other than his Salary Deferral Contribution Account. Upon reaching age 60 and completing 25 years of service, a Member may make one withdrawal of an amount not in excess of the total balance in his Accounts (exclusive of any Account(s) from which he made a prior withdrawal pursuant to this amendment). Prior to October 1, 1993, a Member had to have reached age 60 and completed 25 years of service to withdraw an amount not in excess of the total balance in his Accounts.

         Subject to the limitations established by Section 401(a)(9) of the Code, distributions are payable in accordance with the Member's choice in cash or in kind, or both, in any one or a combination of the following manners: (i) in one lump sum; or (ii) in substantially equal periodic installments for a specified number of years not to exceed the greater of (a) 25 years or (b) the life expectancy of the Member or the joint and last survivor life expectancy of the Member and his spouse or other Beneficiary or (c) such shorter period as may result from the allocation of losses to his Accounts.

         Trustee and Investment Manager

         The Trustee under the Plan is Wachovia Bank of North Carolina, N.A. The Trustee's duties are to maintain custody of the assets of the Trust Fund, to invest and reinvest the assets of the Trust Fund subject to the instructions of the Administrative Committee, and, in accordance with the provisions of the Plan, to render certain reports to the Administrative Committee. The Trustee is appointed by the Board of Directors of the Company and serves as Trustee under the terms of the agreement relating to the Trust and the Plan until the termination of the Trust, the resignation of the Trustee or the removal of the Trustee by the Board of Directors of the Company. The Trustee has the right to vote the shares of the Company's common stock and other securities held in the Trust Fund, subject to instruction by the Administrative Committee.

         J. & W. Seligman & Co. Incorporated ("Seligman"), the Plan's investment manager, makes investment decisions regarding all of the Plan's investments except the Cash Equivalents Fund, the Company Stock Fund, Daniel Industries, Inc. common stock, cash and cash equivalents. The investment manager is appointed by the Plan's Administrative Committee which reviews its performance. William C. Morris, a member of the Company's Board of Directors, is Chairman of the Board of Directors and President of Seligman.

         Termination of the Plan

         The Company currently intends to continue the Plan indefinitely, but it may terminate the Plan at any time, withdraw from the Plan, or amend it in whole or in part. Any Employer that has adopted the Plan may terminate the Plan with respect to itself by executing and delivering to the Trustee a notice of termination that specifies the date on which the Plan will terminate. If the Plan is terminated, all vested and non-vested amounts credited to the Accounts of each Member will be paid to such Member or his Beneficiary after payment of all expenses and adjustments.

Note 2 - Significant Accounting Policies

         Basis of Presentation of Financial Statements

         The financial statements of the Plan are prepared on the accrual basis of accounting.

         Investments

         Cash equivalents are stated at cost, which approximates fair market value. All other securities are stated at their fair market value which is determined based on their quoted market price. Any change in the fair market value of the common stock of the Company and other securities held is recorded in the Statement of Income and Changes in Plan Equity with Fund Information as an increase or decrease in unrealized appreciation or depreciation at year end. Dividends and interest income are recorded when earned.

         Administrative Expenses

         The Company currently pays all of the Plan's administrative expenses.

Note 3 - Member Distribution Obligations

         Distribution payments to members are recognized only upon payment. Obligations for distribution payments to Members are as follows:

                                 Member Distribution Obligations
                                          September 30,
                                 -------------------------------
                                   1994                   1993
                                 --------               --------
Equity Assets Fund               $ 49,580               $ 31,501
Fixed Income Assets Fund           34,920                 42,403
Cash Equivalents Fund              53,394                 12,808
Company Stock Fund                 48,514                 35,175
Discretionary Employer
  Contribution Account            334,294                617,945
                                 --------               --------
     Total                       $520,702               $739,832
                                 ========               ========

         These obligations are reflected as liabilities in the Form 5500 Annual Return/Report of Employee Benefit Plan.

Note 4 - Federal Income Tax Status

         Based on the design and current operation of the Plan, management believes that the Plan is qualified under Section 401(a), and, therefore, the Trust is exempt from taxation under Section 501(a) of the Code. The Internal Revenue Service granted a favorable letter of determination to the Plan on August 7, 1992. Generally, contributions to a qualified plan are deductible by the Company when made. Earnings of the Trust are tax exempt and Members are not taxed on their benefits until withdrawn from the Plan and not rolled over into another qualified plan or individual retirement account.

Note 5 - Unrealized Appreciation (Depreciation) of Investments and Realized Gains (Losses) on Sale of Investments

         Unrealized appreciation (depreciation) of investments and realized gains (losses) on the sale of investments are determined on a historical cost basis. For purposes of presenting such information in the Plan's Form 5500 Annual Return/Report of Employee Benefit Plan, the current value method is used. Under the current value method, net realized loss on sales of investments of $643,879, and net unrealized depreciation of investments of $2,946,357, were incurred during the year ended September 30, 1994, as calculated and provided by the Plan's Trustee.

Note 6 - Plan Holdings Which Represent 5% or More of Plan Equity

         Investments that represent 5% or more of the Plan's equity are as follows:

                                             September 30, 1994
                                             ------------------
Daniel Industries, Inc. Common Stock              $5,534,962
U.S. Treasury Notes  8.50%  2/15/00                5,518,223
Wachovia Bank of North Carolina
  Short-term Investment Fund                       2,625,051
U.S. Treasury Bonds  8.75%  11/15/08-03 *          2,330,284


*  Maturity Date November 15, 2008; callable on November 15, 2003.

                                                                      Schedule 1
                                                                   (Page 1 of 5)

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF SEPTEMBER 30, 1994

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                            (e) Current
(a)      or similar party                      collateral, par or maturity value            (d) Cost            value
- ---  ----------------------                -------------------------------------           ----------     -----------
     DISCRETIONARY EMPLOYER
     ----------------------
     CONTRIBUTION ACCOUNT
     --------------------

     COMMON STOCKS
     -------------
                                                                             SHARES
                                                                          ------------
     ALCO SDT INC.                                                               3,000     $   145,463      $   186,375
     AMERICAN GREETINGS CORP.                                                    6,000         170,250          173,250
     AMERICAN INTERNATIONAL GROUP, INC.                                          2,100         163,009          186,638
     AMOCO CORP.                                                                 3,000         167,805          177,750
     BARNES & NOBLE INC.                                                         5,000         156,329          133,750
     BOEING CO.                                                                  2,200          99,132           95,150
     CAPITAL CITIES ABC INC.                                                     1,300         101,803          106,600
     CENTURY TEL ENTERPRISES, INC.                                               4,000         117,490          115,500
     CHRYSLER CORP.                                                              3,000         162,930          134,625
     COCA COLA CO.                                                               7,000         130,849          340,375
     COLGATE PALMOLIVE CO.                                                       2,500         144,525          145,000
     COLUMBIA/HCA HEALTHCARE CORP.                                               5,000         191,582          217,500
     COMCAST CORP.                                                               5,000          62,714           76,408
     COMMUNITY PSYCHIATRIC CTRS.                                                 7,000         132,328           95,375
*    DANIEL INDUSTRIES, INC.                                                   293,306         402,513        3,336,356
     E M C CORP. MASS                                                            9,000         144,833          181,125
     ECHLIN INC.                                                                 4,000         126,852          121,500
     ENRON CORP.                                                                 5,000         145,875          151,250
     FIRST DATA CORP.                                                            7,000         167,156          351,750
     FISHER SCIENTIFIC INTL. INC.                                                5,000         156,170          168,750
     GENERAL ELECTRIC CO.                                                        4,000         189,724          192,500
     GILLETTE CO.                                                                3,000         171,014          212,250
     GREEN TREE FINANCIAL CORP.                                                  5,000         154,000          134,375
     HARLEY DAVIDSON INC.                                                       10,000         175,801          276,250
     HOME DEPOT INC.                                                             4,000          46,301          168,000
     ILLINOIS TOOL WORKS INC.                                                    6,000         188,519          256,500
     INTEL CORP.                                                                 2,000         122,000          123,000
     INTERPUBLIC GROUPS COS. INC.                                                6,000         100,585          198,000
     MBNA CORP.                                                                  6,000         149,740          138,750
     MICHAELS STORES INC.                                                        3,000         105,000          124,314
     MOTOROLA INC.                                                               3,400         162,452          179,350
     NATIONSBANK CORP.                                                           3,000         160,930          147,000
     NORDSTROM INC.                                                              4,000         146,619          160,000
     NUCOR CORP.                                                                 2,500          59,129          174,062
     ORACLE SYSTEMS CORP.                                                        3,000         100,400          129,000
     PARAMETRIC TECHNOLOGY CORP.                                                 4,000         137,810          133,000
     PROCTOR & GAMBLE CO.                                                        2,000         113,370          119,250
     REYNOLDS & REYNOLDS CO.                                                     9,000         169,020          226,125
     SERVICE CORP. INTL.                                                         5,000         119,050          128,750

                                                                      Schedule 1
                                                                   (Page 2 of 5)

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                            (e) Current
(a)      or similar party                      collateral, par or maturity value             (d) Cost           value
- ---  ----------------------                -------------------------------------            ----------     -----------
     STANDARD PRODUCTS CO.                                                       3,500     $   132,587      $    87,500
     TEL & DATA SYS. INC.                                                        1,000          46,710           46,000
     TELEFLEX INC.                                                               5,000         149,675          178,750
     TELEFONOS DE MEXICO SA ADR                                                  3,500         154,648          218,533
     TIME WARNER INC.                                                            3,000         123,555          105,375
     TYCO INTERNATIONAL LTD.                                                     3,500         155,387          166,250
     U S HEALTHCARE INC.                                                         1,800          60,150           83,813
     UNITED HEALTHCARE CORP.                                                     4,000         131,274          212,000
     WARNER LAMBERT CO.                                                          1,400         107,884          112,350
     WHEELABRATOR TECHNOLOGIES, INC.                                             5,000         100,375           76,875
                                                                                           -----------      -----------
                                                                                             6,823,317       11,002,949
                                                                                           -----------      -----------

     GOVERNMENT BONDS AND NOTES

                                                                            PRINCIPAL
                                           RATE       MATURITY DATE          AMOUNT
                                          -------     -------------        -----------
     U.S. TREASURY BONDS                   8.750%       11/15/08-03        $ 2,000,000       1,995,625        2,118,440
     U.S. TREASURY BONDS                   8.375%       08/15/08-03            500,000         491,094          517,110
     U.S. TREASURY BONDS                   7.500%          11/15/16            300,000         300,891          284,157

     U.S. TREASURY NOTES                   8.500%          02/15/00          4,750,000       4,746,562        4,992,678
     U.S. TREASURY NOTES                   8.000%          05/15/01          1,000,000         987,187        1,030,470
     U.S. TREASURY NOTES                   7.750%          02/15/01            500,000         507,812          508,905
     U.S. TREASURY NOTES                   6.250%          02/15/03            500,000         514,063          459,455
     U.S. TREASURY NOTES                   7.500%          11/15/01            150,000         152,320          150,187
                                                                                           -----------      -----------
                                                                                             9,695,554       10,061,402
                                                                                           -----------      -----------


     CASH EQUIVALENTS

                                                                              UNITS
                                                                          ------------
*    WACHOVIA BANK OF NORTH CAROLINA
       SHORT-TERM INVESTMENT FUND                                              499,512        499,512          499,512
                                                                                           -----------      -----------

              TOTAL DISCRETIONARY EMPLOYER
              CONTRIBUTION ACCOUNT                                                         $17,018,383      $21,563,863
                                                                                           ===========      ===========


     EQUITY ASSETS FUND

     COMMON STOCKS
     -------------

                                                                             SHARES
                                                                          ------------
     ALCO STD CORP.                                                              1,000     $    48,505      $    62,125
     AMERICAN GREETINGS CORP.                                                    1,800          51,075           51,975
     AMERICAN INTERNATIONAL GROUP, INC.                                            750          58,218           66,656
     AMOCO CORP.                                                                 1,000          55,935           59,250
     BARNES & NOBLE INC.                                                         1,700          53,152           45,475
     BOEING CO.                                                                    800          36,048           34,600
     CAPITAL CITIES ABC INC.                                                       500          39,165           41,000
     CENTURY TEL ENTERPRISES, INC.                                               1,400          40,859           40,425
     CHRYSLER CORP.                                                              1,100          59,741           49,363
     COCA COLA CO.                                                               2,200          38,429          106,975

                                                                      Schedule 1
                                                                   (Page 3 of 5)

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                             (e) Current
(a)      or similar party                      collateral, par or maturity value            (d) Cost             value
- ---  ----------------------                -------------------------------------           ----------      -----------
     COLGATE PALMOLIVE CO.                                                       1,000     $    57,810      $    58,000
     COLUMBIA/HCA HEALTHCARE CORP.                                               2,000          77,504           87,000
     COMCAST CORP.                                                               3,000          49,970           45,813
     COMMUNITY PSYCHIATRIC CTRS.                                                 2,200          41,589           29,975
     E M C CORP MASS                                                             3,000          43,775           60,375
     ECHLIN INC.                                                                 1,700          53,917           51,638
     ENGELHARD CORP.                                                             1,400          38,584           37,625
     ENRON CORP.                                                                 2,000          58,350           60,500
     FIRST DATA CORP.                                                            2,000          47,759          100,500
     FISHER SCIENTIFIC INTL., INC.                                               1,500          46,762           50,625
     GENERAL ELECTRIC CO.                                                        1,200          56,917           57,750
     GENERAL MOTORS CORP.                                                        1,500          57,090           57,000
     GREEN TREE FINANCIAL CORP.                                                  2,000          61,600           53,750
     HARLEY DAVIDSON INC.                                                        3,000          52,757           82,875
     HOME DEPOT                                                                  1,800          37,664           75,600
     ILLINOIS TOOL WORKS INC.                                                    2,000          63,746           85,500
     INTEL CORP.                                                                   800          48,800           49,200
     INTERPUBLIC GROUPS COS. INC.                                                2,000          44,580           66,000
     MBNA CORP.                                                                  1,950          48,665           45,093
     MICHAELS STORES INC.                                                        1,000          35,000           41,438
     MOTOROLA INC.                                                               1,200          57,336           63,300
     NATIONSBANK CORP.                                                           1,000          53,604           49,000
     NORDSTROM INC.                                                              1,400          51,317           56,000
     NUCOR CORP.                                                                   800          18,914           55,700
     ORACLE SYSTEMS CORP.                                                        1,200          40,700           51,600
     PARAMETRIC TECHNOLOGY CORP.                                                 2,000          67,310           66,500
     PROCTOR AND GAMBLE CO.                                                        700          39,687           41,737
     REYNOLDS & REYNOLDS CO.                                                     3,000          56,340           75,375
     SERVICE CORP. INTL.                                                         1,800          42,858           46,350
     STANDARD PRODUCTS CO.                                                       1,200          45,458           30,000
     TEL & DATA SYS. INC.                                                          700          28,392           32,200
     TELEFLEX INC.                                                               2,000          62,620           71,500
     TELEFONOS DE MEXICO SA ADR                                                  1,000          45,660           62,438
     TIME WARNER INC.                                                            1,000          41,185           35,125
     TYCO INTERNATIONAL LTD.                                                     1,300          62,464           61,750
     U. S. HEALTHCARE INC.                                                         650          21,721           30,266
     UNITED HEALTHCARE CORP.                                                     1,800          59,717           95,400
     WARNER LAMBERT CO.                                                            500          38,550           40,125
     WHEELABRATOR TECHNOLOGY, INC.                                               2,300          46,175           35,363
                                                                                             ---------        ---------

                                                                                             2,383,974        2,753,830
                                                                                             ---------        ---------

     CASH EQUIVALENTS

                                                                              UNITS
                                                                          ------------
*    WACHOVIA BANK OF NORTH CAROLINA
       SHORT-TERM INVESTMENT FUND                                              278,069         278,069          278,069
                                                                                           -----------      -----------


              TOTAL EQUITY ASSETS FUND                                                     $ 2,662,043      $ 3,031,899
                                                                                           ===========      ===========

                                                                      Schedule 1
                                                                   (Page 4 of 5)

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                             (e) Current
(a)      or similar party                      collateral, par or maturity value                (d) Cost         value
- ---  ----------------------                -----------------------------------------------     -----------  -----------

     FIXED INCOME ASSETS FUND

     GOVERNMENT BONDS AND NOTES
     --------------------------

                                                                            PRINCIPAL
                                           RATE       MATURITY DATE           AMOUNT
                                          -------     -------------        -----------
     US TREASURY BONDS                     7.500%          11/15/16        $   350,000     $   365,750      $   331,516
     US TREASURY BONDS                     8.750%       11/15/08-03            200,000         199,563          211,844
     US TREASURY BONDS                     7.875%       11/15/07-02            100,000          99,812          100,297
     US TREASURY BONDS                     8.000%          11/15/21            100,000         104,969          100,125

     US TREASURY NOTES                     5.750%          08/15/03            600,000         595,953          529,032
     US TREASURY NOTES                     8.500%          02/15/00            500,000         496,521          525,545
     US TREASURY NOTES                     6.250%          02/15/03            400,000         395,094          367,564
     US TREASURY NOTES                     8.375%          04/15/95            200,000         199,750          202,812
     US TREASURY NOTES                     7.750%          02/15/01            150,000         151,531          152,672
     US TREASURY NOTES                     8.000%          05/15/01            100,000          98,719          103,047
     US TREASURY NOTES                     6.375%          06/30/97            100,000         103,578           98,969
     US TREASURY NOTES                     5.125%          06/30/98            100,000         101,156           93,531
                                                                                             ---------        ---------

                                                                                             2,912,396        2,816,954
                                                                                             ---------        ---------

     CASH EQUIVALENTS

                                                                              UNITS
                                                                          ------------
*    WACHOVIA BANK OF NORTH CAROLINA
       SHORT-TERM INVESTMENT FUND                                               99,159          99,159           99,159
                                                                                           -----------      -----------
              TOTAL FIXED INCOME ASSETS FUND                                               $ 3,011,555      $ 2,916,113
                                                                                           ===========      ===========


     CASH EQUIVALENTS FUND

     CASH EQUIVALENTS

                                                                              UNITS
                                                                          ------------
*    WACHOVIA BANK OF NORTH CAROLINA
       SHORT-TERM INVESTMENT FUND                                            1,694,725     $ 1,694,725      $ 1,694,725
                                                                                           -----------      -----------


              TOTAL CASH EQUIVALENTS FUND                                                  $ 1,694,725      $ 1,694,725
                                                                                           ===========      ===========


     COMPANY STOCK FUND

     COMMON STOCK

                                                                             SHARES
                                                                          ------------
*    DANIEL INDUSTRIES, INC.                                                   193,284     $ 2,114,806      $ 2,198,606
                                                                                           -----------      -----------
                                                                                             2,114,806        2,198,606
                                                                                           -----------      -----------

                                                                      Schedule 1
                                                                   (Page 5 of 5)

     (b) Identity of issue,                (c) Description of investment including
         borrower, lessor                      maturity date, rate of interest,                            (e) Current
(a)      or similar party                      collateral, par or maturity value             (d) Cost           value
- ---  ----------------------                --------------------------------------            ---------      -----------

     CASH EQUIVALENTS

                                                                              UNITS
                                                                          ------------
*    WACHOVIA BANK OF NORTH CAROLINA
       SHORT-TERM INVESTMENT FUND                                            53,586        $    53,586      $    53,586
                                                                                            -----------      -----------
              TOTAL COMPANY STOCK FUND                                                     $ 2,168,392      $ 2,252,192
                                                                                           ===========      ===========
              TOTAL ASSETS HELD FOR
                INVESTMENT PURPOSES                                                        $26,555,098      $31,458,792
                                                                                           ===========      ===========


*    REPRESENTS A PARTY IN INTEREST

                                                                      Schedule 2

                            DANIEL INDUSTRIES, INC.
                   EMPLOYEES' PROFIT SHARING AND SAVINGS PLAN

                  ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED SEPTEMBER 30, 1994

             (b)
             Description
             of asset
             (include                                                                                (h)
             interest                                               (f)                              Current
(a)          rate and                                               Expense                          value of
Identity     maturity       (c)             (d)         (e)         incurred        (g)              asset on         (i)
of party     in case        Purchase        Selling     Lease       with            Cost             transaction      Net gain
involved     of a loan)     price           price       rental      transaction     of asset         date             or (loss)
- --------     ----------     ----------      ---------   ------      -----------     -----------      -----------      ---------
WACHOVIA     SHORT-TERM     $7,511,560                                              $7,511,560       $7,511,560
BANK         INVESTMENT
OF NORTH     FUND
CAROLINA

WACHOVIA     SHORT-TERM                     $6,806,317                              $6,806,317       $6,806,317
BANK         INVESTMENT
OF NORTH     FUND
CAROLINA

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-79399), including all Post-Effective Amendments thereto filed prior to the date of this consent, of Daniel Industries, Inc. of our report dated December 16, 1994 appearing on Page 3 of this Annual Report on Form 11-K.





PRICE WATERHOUSE LLP

Houston, Texas
December 16, 1994